Exhibit (11)(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

BeautyKind Holdings, Inc.

We hereby consent to inclusion in the Offering Statement on Form 1-A of BeautyKind Holdings, Inc. of (a) our report dated October 7, 2015, with respect to the audited balance sheet of BeautyKind LLC as of January 31, 2015, and the related audited statements of operations, members’ equity and cash flows for the period from August 6, 2014 (date of inception) through January 31, 2015 and (b) our report dated December 16, 2015, with respect to the unaudited balance sheet of BeautyKind LLC as of July 31, 2015, and the related unaudited statements of operations, members’ equity and cash flows for the six months ended July 31, 2015.

/s/ Vogel CPAs, PC

Dallas, Texas

April 13, 2016